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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

      Sundog Technologies Inc. (formerly known as The Thorsden Group, Ltd.)
     ----------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   867302 101
                           ---------------------------
                                 (CUSIP Number)

                              Bryan T. Allen, Esq.
                     Parr, Waddoups, Brown, Gee and Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 12, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.    867302 101
             ----------

 1       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         John Blumenthal ("Blumenthal")

 2       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ---------
         (b)     X
             ---------

 3       SEC Use Only

 4       Source of Funds (See Instructions) Not Applicable
                                            --------------
 5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

 6       Citizenship or Place of Organization United States
                                              -------------
Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power                  2,156,000*

         8        Shared Voting Power                -0-

         9        Sole Dispositive Power             2,156,000*

         10       Shared Dispositive Power           -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person 2,156,000*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented by Amount in Row (11)   9.3%

14       Type of Reporting Person (See Instructions)     IN

*As described herein, Blumenthal has provided Caldera, L.C., a Utah limited liability company ("Caldera"), with the right to grant to third parties options to acquire up to 700,000 shares of the Common Stock of Sundog Technologies, Inc. held by Blumenthal (the "Blumenthal Option Shares"). Neither Caldera's right nor any derivative options are subject to any conditions for exercise. The Blumenthal Option Shares remain certificated in Blumenthal's name, but all voting and dispositive power have been transferred to Caldera. Blumenthal retains no voting or dispositive power in the Blumenthal Option Shares, although such rights will revert to Blumenthal if Caldera does not grant the options within three (3) years, or if an option is not exercised prior to expiration by its terms. As a result, the 700,000 Blumenthal Option Shares are not included in the above table for beneficial ownership.

CUSIP No.   867302 101
          ---------------

 1       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Stephen Russell ("Russell")

 2       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ----------
         (b)      X
             ----------

 3       SEC Use Only

 4       Source of Funds (See Instructions) Not Applicable
                                            --------------
 5       Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   [ ]

 6       Citizenship or Place of Organization United Kingdom
                                              --------------
Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power                  550,000*

         8        Shared Voting Power                -0-

         9        Sole Dispositive Power             550,000*

         10       Shared Dispositive Power           -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person 550,000*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented by Amount in Row (11)   2.4%

14       Type of Reporting Person (See Instructions)     IN

*As described herein, Russell has provided Caldera with the right to grant to third parties options to acquire up to 990,000 shares of the Common Stock of Sundog Technologies, Inc. held by Russell (the "Russell Option Shares"). Neither Caldera's right nor any derivative options are subject to any conditions for exercise. The Russell Option Shares remain certificated in Russell's name, but all voting and dispositive power have been transferred to Caldera. Russell retains no voting or dispositive power in the Russell Option Shares, although such rights will revert to Russell if Caldera does not grant the options within three (3) years, or if an option is not exercised prior to expiration by its terms. As a result, the 990,000 Russell Option Shares are not included in the above table for beneficial ownership.

CUSIP No.   867302 101
            ----------
 1       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         John Zollinger ("Zollinger")

 2       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             -----------
         (b)      X
             -----------

 3       SEC Use Only

 4       Source of Funds (See Instructions) Not Applicable
                                            --------------
 5       Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items
         2(d) or 2(e)    [ ]

 6       Citizenship or Place of Organization United States
                                              -------------
Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power                  1,050,000*

         8        Shared Voting Power                -0-

         9        Sole Dispositive Power             1,050,000*

         10       Shared Dispositive Power           -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,000*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented by Amount in Row (11)   4.5%

14       Type of Reporting Person (See Instructions)     IN

*As described herein, Zollinger has provided Caldera with the right to grant to third parties options to acquire up to 1,890,000 shares of the Common Stock of Sundog Technologies, Inc. held by Zollinger (the "Zollinger Option Shares"). Neither Caldera's right nor any derivative options are subject to any conditions for exercise. The Zollinger Option Shares remain certificated in Zollinger's name, but all voting and dispositive power have been transferred to Caldera. Zollinger retains no voting or dispositive power in the Zollinger Option Shares, although such rights will revert to Zollinger if Caldera does not grant the options within three (3) years, or if an option is not exercised prior to expiration by its terms. As a result, the 1,890,000 Zollinger Option Shares are not included in the above table for beneficial ownership.

CUSIP No.     867302 101
              ----------

 1       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Jeffrey Barlow ("Barlow")

 2       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ----------

         (b)     X
             ----------

 3       SEC Use Only

 4       Source of Funds (See Instructions) Not Applicable
                                            --------------
 5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

 6       Citizenship or Place of Organization United States
                                              -------------
Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power                  550,000*

         8        Shared Voting Power                -0-

         9        Sole Dispositive Power             550,000*

         10       Shared Dispositive Power           -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person   550,000*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented by Amount in Row (11)   2.4%

14       Type of Reporting Person (See Instructions)     IN

*As described herein, Barlow has provided Caldera with the right to grant to third parties options to acquire up to 990,000 shares of the Common Stock of Sundog Technologies, Inc. held by Barlow (the "Barlow Option Shares"). Neither Caldera's right nor any derivative options are subject to any conditions for exercise. The Barlow Option Shares remain certificated in Barlow's name, but all voting and dispositive power have been transferred to Caldera. Barlow retains no voting or dispositive power in the Barlow Option Shares, although such rights will revert to Barlow if Caldera does not grant the options within three (3) years, or if an option is not exercised prior to expiration by its terms. As a result, the 990,000 Barlow Option Shares are not included in the above table for beneficial ownership.

CUSIP No.   867302 101
            ----------

 1       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Marty Alfred ("Alfred")

 2       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ---------
         (b)     X
             ---------

 3       SEC Use Only

 4       Source of Funds (See Instructions) Not Applicable
                                            --------------
 5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

 6       Citizenship or Place of Organization United States
                                              -------------
Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power                  400,000*

         8        Shared Voting Power                -0-

         9        Sole Dispositive Power             400,000*

         10       Shared Dispositive Power           -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person   400,000*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented by Amount in Row (11)   1.7%

14       Type of Reporting Person (See Instructions)     IN

*As described herein, Alfred has provided Caldera with the right to grant to third parties options to acquire up to 720,000 shares of the Common Stock of Sundog Technologies, Inc. held by Alfred (the "Alfred Option Shares"). Neither Caldera's right nor any derivative options are subject to any conditions for exercise. The Alfred Option Shares remain certificated in Alfred's name, but all voting and dispositive power have been transferred to Caldera. Alfred retains no voting or dispositive power in the Alfred Option Shares, although such rights will revert to Alfred if Caldera does not grant the options within three (3) years, or if an option is not exercised prior to expiration by its terms. As a result, the 720,000 Alfred Option Shares are not included in the above table for beneficial ownership.

CUSIP No.   867302 101
            ----------

This Amendment No. 1 to the Schedule 13D of Blumenthal, Russell, Zollinger, Barlow and Alfred (each a "Reporting Person" and, collectively, the "Reporting Person") amends and supplements, and should be read in conjunction with, the
Schedule 13D filed on November 6, 1997.

Item 1.           Security and Issuer

         (a) Title of Class of Equity Securities: Common Stock, $0.001 par value (the "Common Stock").

         (b) Name of Issuer: Sundog Technologies Inc., (formerly known as The Thorsden Group, Ltd.) (the "Issuer").

         (c) Address of Issuer's Principal Executive Offices:4505 South Wasatch Boulevard, Suite 340, Salt Lake City, UT 84124.

         The original Schedule 13D to which this Amendment No. 1 relates was filed on November 6, 1997 as a joint filing. The joint filing disclaimed the existence of a group and the Reporting Persons continue to disclaim the existence of a group. Accordingly, all future filings on behalf of any of the Reporting Persons shall be individual filings relating solely to the individual Reporting Person. David Valenti, who was a party to the November 6, 1997
Schedule 13D, has indicated to the Reporting Persons that he will be filing a separate amendment to said Schedule 13D.


Item 2.           Identity and Background

         (a) This Amendment No. 1 to Schedule 13D is filed on behalf of each of the Reporting Persons.

         (b) The principal business address for each of Alfred, Barlow and Zollinger is 4505 South Wasatch Boulevard, Suite 340, Salt Lake City, UT 84124. The principal business addresses for Russell is Solid Information Technology, 444 Castro Street, Suite 1010, Mountain View, California 93043. Blumenthal's residential address is 4432 East Emigration Canyon, Salt Lake City, UT 84108.

         (c) Alfred, Barlow and Zollinger are employees of the Issuer. Blumenthal is the President of Qui Vive, Inc., a Delaware corporation in which the Issuer owns a majority equity interest. It has been announced that the Issuer has signed a Letter of Intent to transfer its interest in Qui Vive, Inc. to a third party. The present principal occupation of Russell and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

                           Russell - Chief Financial Officer, Solid Information Technology, 444 Castro Street, Suite 1010, Mountain View, California 93043.

CUSIP No.   867302 101
            ----------

         (c) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) Each of the Reporting Persons is a United States citizen, except for Russell, who is a citizen of the United Kingdom.

         The Reporting Persons could be deemed to be a group for purposes of this amended Schedule 13D because they were all officers and directors or principal shareholders of Arkona, Inc., a Utah corporation, and as a result of the merger with The Thorsden Group, Ltd. (now known as Sundog Technologies, Inc.), they became officers and directors and/or principal shareholders of The Thorsden Group, Ltd. Notwithstanding the foregoing, the Reporting Persons disclaim that they have acted as a group for purposes of acquiring, holding, voting or disposing of shares of the Common Stock and each Reporting Person disclaims beneficial ownership of the shares of the Common Stock owned by the other Reporting Persons.

Item 3.           Source and Amount of Funds or Other Consideration

                  Not applicable as the transaction involved dispositions and not acquisitions of securities.

Item 4.           Purpose of Transaction

                  Not applicable as the transaction involved dispositions and not acquisitions of securities. The Reporting Persons reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described herein, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of
         Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         (a) The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 of the Cover Sheets, which relate to the beneficial ownership of the Common Stock, are incorporated herein by reference. The percentage of the Common Stock beneficially owned by the Reporting Persons, as set forth on the Cover Sheets, is based in each case upon the number of shares of the Common Stock outstanding as of January 3, 2000.

         (b) Each Reporting Person has the sole power to vote, direct the vote, dispose or direct the disposition of the shares of the Common Stock indicated on such Reporting Person's Cover Sheet, which information is incorporated herein by reference. None of the Reporting Persons share with anyone the power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

         (c) The Reporting Persons entered into an Agreement effective as of January 12, 2000 (the "Agreement") with Caldera, pursuant to which the Reporting Persons agreed to transfer the following numbers of shares of the Common Stock (the "Option Shares") to Caldera:

CUSIP No.   867302 101
            ----------

                            Reporting Person          No. of Shares Transferred
                            ----------------          -------------------------
                            Blumenthal                            700,000
                            Russell                               990,000
                            Zollinger                           1,890,000
                            Barlow                                990,000
                            Alfred                                720,000

                  Each of the Reporting Persons acted independently from the other Reporting Persons in determining to enter into the Agreement. The Agreement provides that the Reporting Persons have granted to Caldera the exclusive right, power and authority to grant derivative options to acquire any or all of the Option Shares at an exercise price of $0.15 per share. The monies paid upon exercise of the options will ultimately be paid to the Reporting Persons. During the period that the Option Shares remain in the possession of Caldera and prior to the time that an option is exercised for the purchase of the Option Shares, Caldera has the right to vote the Option Shares. It is the understanding of the Reporting Persons that the Option Shares will be used to facilitate the Issuer's executive recruitment and private placements pursuant to exemptions from registration provided at section 4(2) and/or 3(b), as well as Regulation D promulgated under the Act. Caldera also acts as the escrow agent for the Option Shares, and will grant the options to investors in the Issuer or executives of the Issuer. None of the Reporting Persons is a Member, Manager or affiliate of Caldera.

         (d) Each of the Reporting Persons retains the right to receive any distributions and dividends made with respect to his own Option Shares until such time as the Option Shares are transferred pursuant to the exercise of the options.

         (e) On January 12, 2000, the effective date of the Agreement, each of the Reporting Persons, with the exception of Blumenthal, ceased to be the beneficial owner of more than five percent of the Common Stock. In the future, unless a group is subsequently formed among two or more of the Reporting Persons, all filings required by Rule 13-D promulgated under the Securities Exchange Act of 1934 by any of the Reporting Persons will be individual filings. In order to allow this to occur, the Reporting Persons, effective December 2, 1999, terminated a 1997 Filing Agreement referenced in the original
                  Schedule 13D filed on November 6, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 5(c) above.

Item 7.           Material to Be Filed as Exhibits

         Attached hereto as Exhibit "A," and incorporated herein by this reference, is a copy of the Agreement.

CUSIP No.   867302 101
            ----------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 31, 2000                                  /s/ John Blumenthal
---------------------------                       -----------------------
Date                                              John Blumenthal


January 28, 2000                                  /s/ Stephen Russell
---------------------------                       -----------------------
Date                                              Stephen Russell


January 28, 2000                                  /s/ John Zollinger
---------------------------                       -----------------------
Date                                              John Zollinger


January 28, 2000                                  /s/ Jeffery Barlow
---------------------------                       -----------------------
Date                                              Jeffrey Barlow


January 28, 2000                                  /s/ Marty Alfred
---------------------------                       -----------------------
Date                                              Marty Alfred

CUSIP No.   867302 101
            ----------

                                  EXHIBIT INDEX
                                  -------------


         EXHIBIT NO.         EXHIBIT
         -----------         -------

                  1          Agreement, dated January 12, 2000, among the
                             Reporting Persons